UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of the Registrant filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of the Registrant filed on October 1, 2009, and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F.

The financial information for the three months ended October 2, 2009 that is included in this Form 6-K is a Form S-8 conformed version of the financial information included in the Registrant’s quarterly earnings release entitled Unaudited Results for the Third Quarter Ended October 2, 2009. This Form S-8 conformed version of the financial information from that release was prepared solely for the purpose of updating the Registration Statements referred to above and does not supersede the financial information for such period as reported by the Registrant and furnished on Form 6-K on October 29, 2009. The principal change from the financial information contained in that release is the elimination of non-GAAP measures to comply with U.S. federal securities disclosure requirements.

Information furnished on this form:

Form S-8 conformed version of the financial information included in the Registrant’s quarterly earnings release entitled Unaudited Results for the Third Quarter Ended October 2, 2009.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of the Registrant and the effects of the merger with SiRF (the ‘merger’), now a direct, wholly-owned subsidiary of the Registrant, as well as other future events and their potential effects on the Registrant. These forward looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected developments in our product portfolio, expected fourth quarter revenues, expected annualised operating costs savings, the expected future design wins and increase in market share, the expected incorporation of the BlueCore7000 devices in products of OEMs, the expectation of volume shipments for CSR9000, the current expectations and beliefs of management of the Registrant, and are based upon numerous assumptions regarding the Registrant’s business strategies and the environment in which the Registrant will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of the Registrant.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements. These factors include, but are not limited to: the ability to realise the expected synergies from the merger in the amounts or in the timeframe anticipated, consumer demand for and market acceptance of the Registrant’s products and the products that use the Registrant’s products; whether the Registrant’s customers will work through remaining pockets of excess inventory levels or rebuild inventory levels to seasonal norms; declines in average selling prices of the Registrant’s products; cancellation of existing orders or the failure to secure new orders; the Registrant’s failure to introduce new products and to implement new technologies on a timely basis; the Registrant’s failure to anticipate changing customer product requirements; the Registrant’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; the Registrant’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that the Registrant’s subcontractors achieve with respect to the Registrant’s products; possible errors or failures in the hardware or software components of the Registrant’s products; the Registrant’s ability to successfully manage its recent expansion and growth; the Registrant’s ability to protect its intellectual property; the Registrant’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in the Registrant’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. The Registrant does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS

Exhibit No.	Description
1.1	Form S-8 conformed version of the financial information included in the Registrant’s quarterly earnings release entitled Unaudited Results for the Third Quarter Ended October 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: November 3, 2009	By: /s/ Brett Gladden Brett Gladden Company Secretary

EXHIBIT 99.1

Condensed consolidated income statement
	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	209,870	112,899	403,322	205,523	554,792	694,865
Cost of sales	(114,865)	(66,365)	(228,662)	(114,006)	(305,911)	(385,037)
	__________	__________	__________	__________	__________	__________
Gross profit	95,005	46,534	174,660	91,517	248,881	309,828
Research and development	(50,320)	(37,445)	(122,564)	(39,120)	(120,346)	(158,167)
Selling, general and administrative	(34,131)	(35,420)	(89,035)	(21,496)	(122,097)	(160,176)
	__________	__________	__________	__________	__________	__________
Operating profit (loss)	10,554	(26,331)	(36,939)	30,901	6,438	(8,515)
Investment income	538	581	1,737	1,263	4,830	6,139
Finance costs (net)	(389)	1,463	(933)	(1,325)	(1,906)	(4,075)
	__________	__________	__________	__________	__________	__________
Profit (loss) before tax	10,703	(24,287)	(36,135)	30,839	9,362	(6,451)
Tax	(2,153)	(4,717)	4,401	(7,160)	(10,267)	(488)
	__________	__________	__________	__________	__________	__________
Profit (loss) for the period	8,550	(29,004)	(31,734)	23,679	(905)	(6,939)
	__________	__________	__________	__________	__________	__________

Earnings (loss) per share	$	$	$	$	$	$
Basic	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)
Diluted	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)

Weighted average number of shares	176,980,880	133,023,724	146,120,607	128,062,867	128,794,112	128,617,601
Diluted weighted average number of shares	182,410,823	137,026,910	149,684,182	130,083,613	130,961,596	130,610,753

Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	8,550	(29,004)	(31,734)	23,679	(905)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	3,650	13,627	29,303	(11,508)	(9,767)	(31,677)
Net tax on cash flow hedges in equity	(1,022)	(3,816)	(8,294)	3,222	2,709	8,930
Transferred to income statement in respect of cash flow hedges	(1,075)	(2,642)	(4,755)	1,150	1,303	7,316
Tax on items transferred from equity	301	740	1,331	(322)	(368)	(2,052)
	__________	__________	__________	__________	__________	__________
Total comprehensive income for the period	10,404	(21,095)	(14,149)	16,221	(7,028)	(24,422)
	__________	__________	__________	__________	__________	__________

Condensed consolidated balance sheet

	2 October 2009	3 July 2009	2 January 2009	26 September 2008
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	224,581	224,581	106,322	107,300
Other intangible assets	46,676	48,247	20,797	25,959
Property, plant and equipment	42,038	46,338	48,173	52,894
Deferred tax asset	6,938	9,587	6,481	2,938
	__________	__________	__________	__________
	320,233	328,753	181,773	189,091
	__________	__________	__________	__________
Current assets
Inventory	79,407	67,761	66,201	80,727
Derivative financial instruments	1,771	2,402	-	107
Trade and other receivables	106,754	90,929	81,809	126,568
Treasury deposits and investments	219,686	264,970	81,000	101,000
Cash and cash equivalents	176,074	131,413	180,898	125,403
	__________	__________	__________	__________
	583,692	557,475	409,908	433,805
	__________	__________	__________	__________
Total assets	903,925	886,228	591,681	622,896
	__________	__________	__________	__________
Current liabilities
Trade and other payables	137,721	132,264	62,170	91,124
Current tax liabilities	2,588	2,283	1,648	16,108
Obligations under finance leases	322	332	1,057	2,679
Derivative financial instruments	4,529	8,810	32,062	10,152
Short-term provisions	4,673	3,350	753	17,240
Contingent consideration	7,000	3,500	4,408	2,583
	__________	__________	__________	__________
	156,833	150,539	102,098	139,886
	__________	__________	__________	__________
Net current assets	426,859	406,936	307,810	293,919
	__________	__________	__________	__________
Non-current liabilities
Deferred tax liability	-	-	4,002	1,752
Contingent consideration	-	3,500	16,747	-
Long-term provisions	3,068	1,846	1,795	-
Obligations under finance leases	320	329	293	-
	__________	__________	__________	__________
	3,388	5,675	22,837	1,752
	__________	__________	__________	__________
Total liabilities	160,221	156,214	124,935	141,638
	__________	__________	__________	__________
Net assets	743,704	730,014	466,746	481,258
	__________	__________	__________	__________
Equity
Share capital	317	317	238	237
Share premium account	362,334	361,800	91,448	91,408
Capital redemption reserve	950	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(712)	(3,287)	(25,260)	(9,364)
Share based payment reserve	47,189	44,302	27,864	25,062
Tax reserve	29,624	30,480	35,770	31,195
Retained earnings	282,652	274,102	314,386	320,420
	__________	__________	__________	__________
Total equity	743,704	730,014	466,746	481,258
	__________	__________	__________	__________
No. of Shares outstanding	181,894,611	181,438,562	130,890,281	132,784,152

Condensed consolidated cash flow statement

		Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	3	7,557	24,805	35,948	17,445	32,310	66,301
		__________	__________	__________	__________	__________	__________
Investing activities
Interest received		989	147	1,972	1,049	4,892	6,187
Sale (purchase) of treasury deposits		45,284	(93,967)	(138,683)	(11,000)	(48,935)	(28,935)
Purchases of property, plant and equipment		(1,473)	(1,975)	(4,828)	(2,360)	(19,521)	(20,232)
Purchases of intangible assets		(1,350)	(1,224)	(2,574)	(1,241)	(3,929)	(2,448)
Acquisition of subsidiaries		(6,726)	64,730	58,004	-	(11,689)	(11,689)
Treasury deposits and investments acquired with subsidiary		-	44,967	44,967
		__________	__________	__________	__________	__________	__________
Net cash from (used in) investing activities		36,724	12,678	(41,142)	(13,552)	(79,182)	(57,117)
		__________	__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		-	(140)	(897)	-	(1,533)	(279)
Purchase of own shares		-	-	-	-	(20,199)	(20,199)
Proceeds on issue of shares		611	608	1,288	123	1,476	1,524
		__________	__________	__________	__________	__________	__________
Net cash from (used in) financing activities		611	468	391	123	(20,256)	(18,954)
		__________	__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		44,892	37,951	(4,803)	4,016	(67,128)	(9,770)

Cash and cash equivalents at beginning of period		131,413	91,905	180,898	122,316	193,311	193,311

Effect of foreign exchange rate changes		(231)	1,557	(21)	(929)	(780)	(2,643)

		__________	__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		176,074	131,413	176,074	125,403	125,403	180,898
		__________	__________	__________	__________	__________	__________

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009, except for those changes highlighted below. This financial information should be read in conjunction with the Group’s consolidated balance sheets as of 2 January 2009 and the related consolidated Income Statement and Cash Flow Statements for the year ended 2 January 2009.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

The financial information for the quarters Q3 2009, Q2 2009 and Q3 2008 along with the nine months ended 2 October 2009 and the nine months ended 26 September 2008 is unaudited

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
Q2 2009	13 weeks	4 April 2009 to 3 July 2009
9 Months 2009	39 weeks	3 January 2009 to 2 October 2009
Q3 2008	13 weeks	28 June 2008 to 26 September 2008
9 Months 2008	39 weeks	29 December 2007 to 26 September 2008
2008	53 weeks	29 December 2007 to 2 January 2009

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The Group has also decided to reclassify share option charges out of the underlying profit measure. Prior periods have been restated accordingly.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and, in accordance with the transitional provisions of IFRS 3(2008), these standards have been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3 (2008) Business Combinations has been:

• to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination; and

• to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2.	Changes in share capital

456,049 ordinary shares were issued for employee option exercises in Q3 2009. Consideration was $813,845 at a premium of $812,952.

As at 2 October 2009 there were 181,894,611 shares in issue.

	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	8,550	(29,004)	(31,734)	23,679	(905)	(6,939)

Adjustments for:
Amortisation of intangible assets	4,021	1,888	7,690	3,258	11,578	10,468
Depreciation of property, plant and equipment	4,784	4,545	13,787	4,871	14,410	20,135
Impairment of assets	-	-	-	-	52,918	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	-	39	487	58	67	731
Deferred tax adjustment to goodwill	-	-	-	-	-	978
Share option charges	2,888	3,981	9,324	2,189	4,784	7,586
Increase (decrease) in provisions	2,545	(229)	1,216	(96)	169	3,789
	__________	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	22,788	(16,107)	770	33,959	83,021	89,666

(Increase) decrease in inventories	(11,646)	(4,329)	1,617	11,533	(3,471)	11,055
(Increase) decrease in receivables	(16,806)	1,543	(3,125)	(8,156)	(31,973)	11,114
Increase (decrease) in payables	13,484	44,739	36,203	(9,606)	12,661	(15,500)
	__________	__________	__________	__________	__________	__________
Cash generated by operations	7,820	23,173	35,465	27,730	60,238	96,335

Foreign tax paid	(221)	(146)	(594)	(329)	(1,050)	(1,290)
Corporation tax paid	-	-	-	(9,820)	(26,915)	(28,738)
Interest paid	(158)	(93)	(910)	-	(283)	(326)
R&D tax credit received	116	1,871	1,987	(136)	320	320
	__________	__________	__________	__________	__________	__________
Net cash from operating activities	7,557	24,805	35,948	17,445	32,310	66,301
	__________	__________	__________	__________	__________	__________

3.     Reconciliation of net profit (loss) to net cash from operating activities

4.     Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc., a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc. at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

The provisional acquisition note is shown below:

	Book value	Provisional fair value adjustments	Provisional fair value
	$’000	$’000	$’000
Financial assets	137,521	(2,349)	135,172
Inventory	8,980	5,843	14,823
Property, plant and equipment	4,364	(1,199)	3,165
Intangible assets	20,307	10,879	31,186
Financial liabilities	(38,750)	222	(38,528)
	__________	__________	__________
	132,422	13,396	145,818
	__________	__________
Provisional goodwill			135,707
			__________
Total consideration			281,525
			__________

Purchase price:
Fair value of shares issued			271,524
Fair value of share options exchanged			21,617
Less: unvested portion of the fair value of share options			(11,492)
Less: excess of fair value of vested share options over the original awards			(124)
			__________
			281,525
			__________

Net cash inflow arising on acquisition
Cash and cash equivalents acquired			66,489
Directly attributable costs ($2.1 m of costs remain in current liabilities)			(8,485)
			__________
			58,004
			__________

5.     Restructuring

The Group commenced a restructuring exercise at the end of June 2009. This restructuring exercise resulted in restructuring costs of $3.5 million being incurred in Q3 2009 with $4.4 million being accrued for as at the period end. Further restructuring costs are anticipated in Q4 2009